K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 5, 2017
VIA EDGAR
Mr. Ken Ellington
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, DC 20549
Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
Responses to SEC Comments – Sarbanes-Oxley Review
Dear Mr. Ellington:
The following are responses by and on behalf of the American Beacon Funds and the American Beacon Select Funds (each, a “Registrant”) to the comments received from you by telephone on May 2, 2017, regarding the examinations of the public filings of each Registrant and its series (collectively, the “Funds”) for the fiscal year reporting periods ended August 31, 2016, October 31, 2016, December 31, 2016 and January 31, 2017.  Your comments and the Registrant’s responses are set forth below.  The Registrants believe that the responses below fully address all of the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”).
Form N-CSR

1.
Management’s Discussion of Fund Performance: American Beacon SGA Global Growth Fund, American Beacon International Equity Fund and American Beacon Large Cap Value Fund.  Each Fund appears to invest significantly in derivatives.  However, with respect to each Fund, in Management’s Discussion of Fund Performance there is no reference to derivatives or discussion regarding the effect of derivatives on the Fund’s performance.  Please refer to the Staff’s guidance as articulated in the Staff letter to the Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Staff Guidance”).

Consistent with the Staff Guidance, to the extent a Fund’s “performance was materially affected by  derivatives”, the Registrant will include a discussion of the effect of derivatives on the Fund’s performance in future filings.  The Registrant notes that each

Securities and Exchange Commission
June 5, 2017

Fund listed above invested less than five percent of its net assets in derivatives as of the end of its most recent fiscal year and none of the Funds' performance was materially affected by derivatives.

2.
Schedule of Investments: All Funds.  Disclose the interest rate on all money market fund investments held by a Fund at the end of the period.  Please refer to Rule 12-12 of Regulation S-X, which requires that a fund disclose the interest rate for all short-term investments.

The Registrants will disclose the interest rate on all money market fund investments held by a Fund at the end of the period in future filings.

3.
Schedule of Investments: American Beacon Ionic Strategic Arbitrage Fund.  To the extent that the Fund holds options on futures contracts, please disclose the expiration date of the underlying futures contracts.

To the extent that the Fund holds options on futures contracts, the Registrant will disclose the expiration date of the underlying futures contracts in future filings.

4.
Schedule of Investments: American Beacon Global Evolution Frontier Markets Income Fund.  Please add a description of the types of structured notes held by the Fund (e.g., barrier notes, steepener notes or capped notes).

To the extent applicable the Registrant will add a description of the types of structured notes held by the Fund in future filings.

5.
Schedule of Operations: American Beacon Flexible Bond Fund.  The Fund holds reverse repurchase agreements and includes interest payable on these instruments in the Statement of Assets and Liabilities.  Please explain why an interest expense is not included in the Statement of Operations.

The “Interest Payable” disclosed in the Statement of Assets and Liabilities at August 31, 2016 contained an insignificant amount of interest related to reverse repurchase agreements.  “Interest Expense” related to reverse repurchase agreements on the Statement of Operations was insignificant.  Therefore, it was not separately disclosed.  The Registrant will disclose significant amounts of “Interest Payable” and “Interest Expense” related to reverse repurchase agreements on the Statement of Assets and Liabilities and Statement of Operations, respectively, in future filings.

6.
Statement of Operations: American Beacon Sound Point Floating Rate Income Fund and American Beacon Crescent Short Duration High Income Fund.  Each Fund appears to have significant investments in bank loans.  If a Fund received consent, fee or amendment income that exceeds 5% of the total shown under the

Securities and Exchange Commission
June 5, 2017

“Investment income” caption, please disclose these amounts separately as required by Rule 6-07(1) of Regulation S-X.

Rule 6-07(1) of Regulation S-X requires the disclosure of consent, fee or amendment income if that income exceeds 5% of the total shown in the Investment Income line item in a registrant’s Statement of Operations.  The American Beacon Sound Point Floating Rate Income Fund and American Beacon Crescent Short Duration High Income Fund each had consent, fee or amendment income in an amount that was less than 5% of the total shown under the “Investment income” caption during each Fund’s last fiscal year.  To the extent a Fund receives consent, fee or amendment income that exceeds 5% of the total shown under the “Investment income” caption, the Registrant will disclose these amounts separately in future filings.

7.
Statement of Operations: American Beacon Numeric Integrated Alpha Fund.  Please inform the Staff what constitutes “Other Income” under the “Investment income” caption and explain why the amount shown for “Other Income” is not discussed in the Notes to Financial Statements.  If any other category of income exceeds 5% of the total shown under the “Investment income” caption, those amounts also should be disclosed separately as required by Rule 6-07(1) of Regulation S-X.

The “Other Income” disclosed in the Statement of Operations  constituted interest income that was paid to the Fund by  a prime broker. This amount should have been classified as “Interest Income.”  The Registrant will separately disclose any category of income that exceeds 5% of the total shown under the “Investment Income” caption and, as appropriate, discuss “Other Income” in the Notes to the Financial Statements in future filings.

8.
Notes to Financial Statements:  American Beacon AHL Managed Futures Strategy Fund.  Note 1 to the Financial Statements (Organization) indicates that the Fund’s consolidated Schedule of Investments includes the accounts of the American Beacon Cayman Managed Futures Strategy Fund, Ltd., which is a wholly-owned, controlled subsidiary (the “CFC”) of the Fund.  Please advise the Staff supplementally where expenses related to the CFC are disclosed in the Fund’s prospectus fee table.

Expenses related to the CFC are disclosed in the “Other Expenses” line item in the Fund’s prospectus fee table.

9.
Notes to Financial Statements:  All Funds.  In Note 2 to the Financial Statements (Transactions with Affiliates), under the “Expense Reimbursement Plan” heading, and in a footnote to each Fund’s prospectus fee table, please disclose that any recoupment of fees waived or expenses reimbursed will not exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or the

Securities and Exchange Commission
June 5, 2017

time of the recoupment. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

The Registrant notes that the requested disclosure is included in a footnote to the fee table in the prospectus of each Fund that has a contractual expense limitation arrangement in place for at least one year from the date of the prospectus.  The Registrant will add the requested disclosure to Note 2 to the Financial Statements in future filings.

10.
Notes to Financial Statements: American Beacon Flexible Bond Fund.  In Note 4 to the Financial Statements (Securities and other Investments), under the “Reverse Repurchase Agreements” heading, please discuss the terms of any collateral associated with reverse repurchase agreements, including whether the collateral can be rehypothecated, resold or repledged.

The Registrant will discuss the terms of any collateral associated with reverse repurchase agreements in future filings.

11.
Financial Highlights: American Beacon Ionic Strategic Arbitrage Fund, American Beacon Grosvenor Long/Short Fund and American Beacon Numeric Integrated Alpha Fund.  The ratio of expenses to average net assets, excluding non-operating expenses, is not required to be disclosed.  Please remove this line item or disclose the information in a footnote.

The Registrant will disclose information regarding the ratio of expenses to average net assets, excluding non-operating expenses, in a footnote in future filings.

12.
Financial Highlights: American Beacon Ionic Strategic Arbitrage Fund.  The ratio of expenses to average net assets, net of reimbursements, is higher than the ratio of expenses to average net assets, before reimbursements.  Please confirm that this is accurate, as it does not appear that there has been any recoupment of fees waived or expenses reimbursed.

The ratio of expenses to average net assets, net of reimbursements, is correct as disclosed.  During the fiscal year ended December 31, 2016, the Fund repaid amounts to American Beacon Advisors, Inc. (the “Manager”) that were previously waived and/or reimbursed by the Manager under a contractual fee waiver/expense reimbursement arrangement for the Fund’s Investor Class shares.  Footnote 2 to the Notes to the Financial Statements includes disclosure regarding this recoupment.  The Registrant will include disclosure regarding any recoupments in the financial highlights table in future filings.

13.	Financial Highlights: American Beacon Flexible Bond Fund. Footnote C indicates that the amount shown for “Tax return of capital” represents less than $0.01 per

Securities and Exchange Commission
June 5, 2017

share. However, the amount shown in the table is greater than $0.01 per share. Please explain this discrepancy.

The disclosure cited above was erroneously included in Footnote C.  The disclosure should have stated: “The tax return of capital is calculated based on shares outstanding at time of distribution”.  The Registrant included the correct language for “Tax return of capital” in the Fund’s N-CSR filing for the period ended February 28, 2017, and will endeavor to include the appropriate disclosure in future filings.

14.
Financial Highlights: American Beacon Sound Point Floating Rate Income Fund.  The disclosure indicates that the Institutional Class, Investor Class, A Class, C Class and Y Class shares incurred net losses from investments.  However, the Fund discloses a net gain from investments in the Statement of Operations.  Please explain this discrepancy.

The Registrant believes that the discrepancy noted above derives from the SEC’s prescribed method of calculating per share amounts for a Fund’s Financial Highlights, which is detailed in the Instructions to Form N-1A, Item 13.  As required, the Fund’s “Net investment income” from investment operations was calculated by adding the per share undistributed net investment income from the beginning of the period to the per share amounts of net investment income, and subtracting from this total the per share dividends for the current period.  The amount shown in “Net gains (losses) from investments” is a balancing figure derived from the other amounts in the financial statements.  This amount may not agree with the change in the aggregate gains and losses in the portfolio securities for the year because of the timing of sales and repurchases of the Fund’s shares in relation to the fluctuating market values of the Fund’s holdings.

15.
Financial Highlights: American Beacon Sound Point Floating Rate Income Fund.  Footnote D discloses that per share amounts have been calculated using the average shares method.  Please confirm that SEC method for calculating per share amounts was used for the fiscal year ended August 31, 2016.

On December 11, 2015, the Fund acquired all the assets and assumed all the liabilities of the Fund's predecessor (the “Prior Fund”).  Footnote D is carryover from the Prior Fund’s August 31, 2015 audited financial statements.  The Registrant confirms that the SEC method of calculating per share amounts was used for all share classes in the audited financial statements for the fiscal year ended August 31, 2016.

16.
Financial Highlights: American Beacon SGA Global Growth Fund.  The disclosure indicates that the Investor Class and A Class shares each produced net investment income.  However, the ratio of net investment income to average net assets is negative for these share classes.  Please explain this discrepancy.

Securities and Exchange Commission
June 5, 2017

The Registrant believes that the discrepancy noted above derives from the SEC’s prescribed method of calculating per share amounts for a Fund’s Financial Highlights, which is detailed in the Instructions to Form N-1A, Item 13.  As required, the Fund’s “Net investment income” from investment operations was calculated by adding the per share undistributed net investment income from the beginning of the period to the per share amounts of net investment income, and subtracting from this total the per share dividends for the current period.  The amount shown in the “Net gains (losses) from investments” is a balancing figure derived from the other amounts in the financial statements.  This amount may not agree with the change in the aggregate gains and losses in the portfolio securities for the year because of the timing of sales and repurchases of the Fund’s shares in relation to the fluctuating market values of the Fund’s holdings.

17.
Financial Highlights: American Beacon Flexible Bond Fund, American Beacon SiM High Yield Opportunities Fund and American Beacon Global Evolution Frontier Markets Income Fund.  The table includes amounts that represent distributions from return of capital.  These distributions should be disclosed in all marketing materials, including the Funds’ website.  The Funds’ website currently discloses total distributions, but not distributions that represent a return of capital.  Please confirm that the Funds’ disclosure complies with the requirements of Section 19(a) of the Investment Company Act of 1940, as amended (“1940 Act”).

The Registrants confirm that any Fund distributions that represent a return of capital have been disclosed in a statement that complies with the requirements of Section 19(a) of the 1940 Act.  To the extent that any marketing materials, including the Funds’ website, include information regarding a Fund’s distributions, the Registrant will include the required disclosure with respect to that Fund.

18.
Schedule of Investments: American Beacon Large Cap Value Fund, American Beacon Bahl & Gaynor Small Cap Growth Fund, American Beacon Holland Large Cap Growth Fund, American Beacon Bridgeway Large Cap Growth Fund, American Beacon Stephens Mid-Cap Growth Fund, American Beacon Stephens Small Cap Growth Fund and American Beacon SGA Global Growth Fund.  As of the end of its most recent fiscal year, each Fund had more than 25% of its net assets invested in the financial sector or information technology sector.  The Staff notes that each Fund includes “Sector Risk” as a “Principal Risk” in its prospectus.  If a Fund will continue to invest 25% or more of its net assets in a particular sector, please consider adding risk disclosure specific to that sector in the Fund’s prospectus (e.g., “Financial Sector Risk” or “Information Technology Sector Risk”).

The Registrant will review each Fund’s portfolio holdings and consider whether it is appropriate to a Fund’s prospectus risk disclosure specific to a particular sector at the time of the Fund’s annual update.

Securities and Exchange Commission
June 5, 2017

Rule 17g-1(g) Fidelity Bond Filing

19.
American Beacon Select Funds.  The Staff notes that it does not appear that the American Beacon Select Funds have submitted a fidelity bond filing on Form 40-17G (“17g Filing”) since October 2, 2015.  The Staff also notes that the 17g Filing submitted for the American Beacon Funds on October 7, 2016 reflects coverage for the American Beacon Select Funds.  Please explain why a 17g Filing has not been submitted for the American Beacon Select Funds and submit a filing for the American Beacon Select Funds.

The American Beacon Select Funds submitted a 17g Filing on May 3, 2017.  The 17g Filing was not submitted in 2016 due to an oversight.  The Registrant has implemented procedures to avoid such an oversight in the future.

Form N-SAR

20.
American Beacon Funds.  The Form N-SAR filing submitted on March 31, 2016 includes as Exhibit 77B a “Report of Independent Registered Public Accounting Firm”.  Item 77B of Form N-SAR requires the filing of the accountant’s report on internal control.  Please file an amended Form N-SAR that includes the correct accountant’s report as Exhibit 77B.

The Registrant filed an amended Form N-SAR on May 24, 2017 that includes the accountant’s report on internal control as Exhibit 77B.

21.
American Beacon Funds.  For Funds with a January 31 fiscal year end, the Registrant did not indicate in the N-SAR filing that was submitted on March 30, 2017 that there has been a change in the Funds’ certifying accountant during the past fiscal year.  The Registrant also did not file the requisite letter from the Funds’ former accountant in response to Sub Item 77K.  Please amend the N-SAR filing to indicate the change in certifying accountant and include the required letter.

For the Funds with a January 31 fiscal year end, the Registrant filed an amended Form NSAR-A for the July 31, 2016 semi-annual reporting period (originally submitted on September 29, 2016) on May 25, 2017.  The Form N-SAR-A indicates the change in certifying accountant and includes the required letter.

* * * *

Securities and Exchange Commission
June 5, 2017

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:           Rosemary Behan
Melinda Heika
Sonia Bates
   American Beacon Advisors, Inc.